UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File No. 000-19884

LIQUID MEDIA GROUP LTD.

(Translation of registrant’s name into English)

#202, 5626 Larch Street, Vancouver, BC  V6M 4E1  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒

 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Incorporation by Reference

The information contained in this Report on Form 6-K and the exhibits filed herewith are hereby incorporated by reference into the registration statement on Form F-3 (Registration Number 333-237982), filed by Liquid Media Group Ltd. (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on May 4, 2020, as amended by Amendment No. 1 to Form F-3, filed with the SEC on May 14, 2020, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement

On June 4, 2020, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional accredited investors (the “Purchasers”), pursuant to which the Company agreed to sell (i) in a registered direct offering, an aggregate of 2,666,668 of the Company’s common shares, without par value (the “Common Shares”), at a purchase price per share of $1.50 (the “Shares”), for aggregate gross proceeds to the Company of approximately $4.0 million, before deducting placement agent fees and offering expenses payable by the Company (the “Registered Offering”), and (ii) in a concurrent private placement (the “Private Placement”), warrants (the “Warrants”) to purchase an aggregate of 1,333,334 Common Shares (the “Warrant Shares”). The Registered Offering and the Private Placement were completed on June 8, 2020.

The exercise price of each Warrant is $1.88 per share, and each Warrant is exercisable immediately and will expire five years from the date of issuance. The exercise price and the number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of specified events, including stock dividends, stock splits, combinations and reclassifications of the Common Shares, as described in the Warrants.

Holders of the Warrants may exercise their Warrants to purchase Warrant Shares at any time prior to the expiration date. Subject to limited exceptions, a holder of Warrants will not have the right to exercise any portion of its Warrants if the holder, together with its affiliates and any other persons acting as a group together with the holder and any of the holder's affiliates, would beneficially own in excess of 4.99% (or 9.99% at the election of the holder prior to issuance) of the number of our Common Shares outstanding immediately after giving effect to such exercise, provided that the holder may increase or decrease the beneficial ownership limitation (but in no event shall such limitation exceed 9.99%). If, at the time of the exercise of a Warrant, a registration statement and current prospectus covering the resale by the holder of the Warrant Shares issuable upon exercise of the Warrant is not available, the holder may exercise its Warrant, in whole or in part, on a cashless basis. There is no established trading market for the Warrants, and the Company does not intend to list the Warrants on any securities exchange or other nationally recognized trading system.

Pursuant to a letter agreement dated September 3, 2019, as amended, the Company engaged H.C. Wainwright & Co., LLC (“Wainwright”) to act as its exclusive placement agent in connection with the Registered Offering and the Private Placement. As compensation to Wainwright in connection with the Registered Offering, the Company paid Wainwright a cash fee equal to 8.0%

of the gross proceeds of the Registered Offering, $100,000 for non-accountable expenses and $12,900 for Wainwright’s clearing expenses, and issued to Wainwright warrants (the “Placement Agent Warrants”) to purchase 213,333 Common Shares. The Placement Agent Warrants have an exercise price equal to $1.88, or 125% of the offering price per Common Share in the Registered Offering, and are exercisable immediately for five years from the date of the Purchase Agreement. The Placement Agent Warrants have substantially similar terms to the Warrants issued in the concurrent Private Placement.

The net proceeds from the Registered Offering, after deducting placement agent fees and offering expenses, were approximately US$3.5 million (CAD$ 4.7 million), excluding the proceeds, if any, from the exercise of the Warrants or the Placement Agent Warrants.

The Purchase Agreement includes customary representations, warranties and covenants by the Company and the Purchasers, and the Company has agreed to provide the Purchasers with customary indemnification under the Purchase Agreement.

The Shares were offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3, which was originally filed with the SEC on May 4, 2020, as amended by Amendment No. 1 to Form F-3, filed with the SEC on May 14, 2020 (File No. 333-237982). The Warrants were offered and sold, and the Placement Agent Warrants were issued, in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D promulgated thereunder. To the extent any Warrant Shares are issued upon exercise of the Warrants or any Common Shares are issued upon exercise of the Placement Agent Warrants, such Warrant Shares or Common Shares, as applicable, will be issued in transactions anticipated to be exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder or, in the case of “cashless exercise” of a Warrant or Placement Agent Warrant, Section 3(a)(9) of the Securities Act.

The foregoing descriptions of the Purchase Agreement, the Warrant and the Placement Agent Warrant are not complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement, form of Warrant and form of Placement Agent Warrant, copies of which are filed herewith as Exhibit 10.1, Exhibit 4.1 and Exhibit 4.2, respectively to this Report on Form 6-K and are incorporated by reference herein.

A copy of the legal opinion of Miller Thomson LLP relating to the Common Shares offered in the Registered Offering is attached as Exhibit 5.1 hereto.

On June 8, 2020, the Company issued a press release announcing the closing of the Registered Offering and the Private Placement. A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit	Description
4.1	Form of Warrant
4.2	Form of Placement Agent Warrant
5.1	Opinion of Miller Thomson LLP
10.1	Form of Securities Purchase Agreement
23.1	Consent of Miller Thomson LLP (included in Exhibit 5.1)
99.1	Press release dated June 8, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

By:	/s/ Charles Brezer
Charles Brezer
Director

Date:	June 8, 2020